Exhibit 99
Form 10-Q
6/30/2008
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30
	2008	2007
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,304,533	$2,018,043

Operating Expenses
Purchased Gas	1,161,504	1,018,527
Operation and Maintenance	416,548	394,305
Property, Franchise and Other Taxes	74,304	70,187
Depreciation, Depletion and Amortization	171,695	155,165

	1,824,051	1,638,184

Operating Income	480,482	379,859

Other Income (Expense):
Income from Unconsolidated Subsidiaries	6,746	4,483
Interest Income	6,808	8,794
Other Income	5,890	5,318
Interest Expense on Long-Term Debt	(68,333)	(70,285)
Other Interest Expense	(5,361)	(6,563)

Income from Continuing Operations Before Income Taxes	426,232	321,606

Income Tax Expense	166,475	125,641

Income from Continuing Operations	259,757	195,965

Income (Loss) from Discontinued Operations	123,395	(14,232)

Net Income Available for Common Stock	$383,152	$181,733

Earnings Per Common Share:
Basic
Income from Continuing Operations	$3.13	$2.36
Income (Loss) from Discontinued Operations	1.49	(0.17)

Net Income Available for Common Stock	$4.62	$2.19

Diluted
Income from Continuing Operations	$3.05	$2.30
Income (Loss) from Discontinued Operations	1.45	(0.17)

Net Income Available for Common Stock	$4.50	$2.13

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,969,977	83,122,932

Used in Diluted Calculation	85,150,920	85,290,812